Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

CF Industries Holdings, Inc. (SEC File No. 001-32597); OCI N.V.

SEC File No. of

Registration Statement on Form S-4 filed by

CF B.V.: 333-207847

Date: February 23, 2016

Investor Presentation Spring 2016 NYSE: CF

Note Regarding Non-GAAP Financial Measures The company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes that EBITDA, a non-GAAP financial measure, provides additional meaningful information regarding the company's performance and financial strength. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the company's reported results prepared in accordance with GAAP. In addition, because not all companies use identical calculations, EBITDA included in this release may not be comparable to similarly titled measures of other companies. Reconciliations of EBITDA, adjusted EBITDA, adjusted net earnings, and adjusted net earnings per diluted share are provided in the tables accompanying this presentation. EBITDA is defined as net earnings attributable to common stockholders plus interest expense (income)-net, income taxes, and depreciation and amortization. Other adjustments include the elimination of loan fee amortization that is included in both interest and amortization, and the portion of depreciation that is included in noncontrolling interest. The company has presented EBITDA because management uses the measure to track performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the fertilizer industry. Adjusted EBITDA is defined as EBITDA adjusted with the selected items included in EBITDA as summarized in the tables accompanying this presentation. The company has presented adjusted EBITDA because management uses adjusted EBITDA as a supplemental financial measure in the comparison of year-over-year performance. 2

Safe Harbor Statement All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” or “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to dif fer materially from such statements. These statements may include, but are not limited to, statements about the benefits, expected timing of closing and other aspects of the proposed acquisition (the “OCI Transaction”) by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses (the “ENA Business”) and the future performance and operation of the strategic venture with CHS Inc. (the “CHS Strategic Venture”); statements about future strategic plans; and statements about future financial and operating results. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others, difficulties associated with the operation or management of the CHS Strategic Venture; risks and uncertainties relating to the market prices of the fertilizer products that are the subject of the supply agreement over the life of the supply agreement and risks that disruptions from the CHS Strategic Venture will harm the Company’s other business relationships; the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company may not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned, on budget or at all; risks associated with expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; potential liabilities and expenditures related to environmental, health and safety laws and regulations and permitting requirements; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with the Company’s Point Lisas Nitrogen Limited joint venture; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness. Other important factors, relating to the OCI Transaction, that could cause actual results to differ materially from those in the forward-looking statements include, among others: the risk that the OCI Transaction is not accorded the tax and accounting treatment anticipated by the Company; the effect of future regulatory or legislative actions on the new holding company (“New CF”), the Company and the ENA Business; risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of the Company and OCI with respect to the OCI Transaction; the risk that governmental or regulatory actions delay the OCI Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the OCI Transaction or cause the parties to abandon the OCI Transaction; the risk that a condition to closing of the OCI Transaction may not be satisfied; the length of time necessary to consummate the OCI Transaction; the risk that the Company and the ENA Business are subject to business uncertainties and contractual restrictions while the OCI Transaction is pending (including the risk that the Company is limited from engaging in alternative transactions and could be required in certain circumstances to pay a termination fee); the risk that the OCI Transaction or the prospect of the OCI Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the ENA Business are unable to retain and hire key personnel; the risk that closing conditions related to the Natgasoline joint venture may not be satisfied; the risk that the Company, New CF and the ENA Business will incur costs related to the OCI Transaction that exceed expectations; the risk that the businesses of the Company and the ENA Business will not be integrated successfully; the risk that the cost savings and any other synergies from the OCI Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the ENA Business or the Company, may not be available on a timely basis and on reasonable terms; unanticipated costs or liabilities associated with the OCI Transaction-related financing; the risk that the credit ratings of New CF and the Company, including such ratings taking into account the OCI Transaction and related financing, may differ from the Company’s expectations; risks associated with New CF’s management of new operations and geographic markets; and the risk that the ENA Business is unable to complete its current production capacity development and improvement projects on schedule as planned, on budget or at all. More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission (the “SEC”), including CF Industries Holdings, Inc.’s most recent periodic report filed on Form 10-Q, which is available in the Investor Relations section of the Company’s web site. Please refer to the Risk Factors section of the Registration Statement on Form S-4 filed with the SEC by CF B.V. (SEC File No. 333-207847) for a description of additional factors that may affect the Company’s performance and could cause actual results to differ materially from those in any forward-looking statements. Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. 3

No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information CF B.V. (“New CF”) has filed with the SEC a registration statement on Form S-4 (SEC File No. 333-207847) that includes a preliminary proxy statement of CF Industries Holdings, Inc. (“CF Industries”) and a preliminary shareholders circular of OCI N.V. (“OCI”), each of which also constitutes a preliminary prospectus of New CF. The registration statement has not been declared effective by the SEC. The definitive proxy statement/prospectus will be delivered to CF Industries shareholders and the definitive shareholders circular/prospectus will be delivered to OCI shareholders as required by applicable law after the registration statement becomes effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois, 60015 or by calling (847) 405-2542. Participants in the Solicitation CF Industries and New CF and their respective directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015 and CF Industries’ Current Report on Form 8-K filed with the SEC on September 8, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl. Other information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the preliminary proxy statement/prospectus filed with the SEC by New CF. 4

Driving Increased Cash Flow Capacity Per Share CF Industries Nitrogen Volumes and Shares Outstanding Upside from Potential Future Buybacks Increased cash flow capacity as measured by N/1000 shares by 173% since 2010  Shares Outstanding (in millions) Nitrogen Capacity Per 1000 Shares 40 400 350 35 300 30 (6) Capacity projects underway are expected to increase total N capacity by 25%  250 25 200 20 15 150 10 100 Repurchased 131.8 million shares since the 2010 Terra acquisition  5 50 0 0 2010 Pre-Terra Acquisition (1) 2010 Post-Terra Acquisition Executed Growth (2) (as of 12/31/13) CF Fertilisers UK (3) (as of 12/31/15) Capacity Expansion Projects (4) (by end of 2016) Production Capacity (nutrient tons in millions) (1) (2) (3) (4) (5) (6) Excludes 34% of Canadian Fertilizers Limited (CFL) that was owned by Viterra. CFL operations were treated as a consolidated variable interest entity in CF Industries Holdings, Inc. financial statements. Acquisition of all outstanding interests in CFL closed April 30, 2013 and ammonia debottleneck projects that were completed from January 2011 through December 2013. Acquisition of remaining 50% interest in CF Fertilisers UK from Yara. Capacity expansion projects at Donaldsonville, LA and Port Neal, IA with anticipated completion of both projects by end of 2016. Assumes completion of the capacity expansion projects but gives no effect to potential share repurchases. As of December 31, 2015, the company had 233.1 million shares outstanding. On June 17, 2015, CF Industries common stock split 5-for-1. All share and per-share data have been adjusted to reflect the stock split. Production capacity and nitrogen capacity per 1000 shares adjusted to account for the product tons dedicated to the CHS strategic venture. (7) 5 Annual Nitrogen Equivalent Tons per 1,000 Shares Outstanding 2.66.26.77.18.1(7) 30 35(5)(7) 24 17 11 Share Count

North American Production Costs Remain Well Below Urea Floor Price Range  The global nitrogen cost curve reflects differences in feedstock and logistics costs 2016 Monthly Delivered U.S. Gulf Urea Cost Curve (Y-axis: USD/ton, X-axis: Monthly Production Capacity at 95% Operating Rate, million tons) Shipments: 16.5 MM Avg Monthly  The monthly shipment range is calculated using consuming regions that represent two-thirds of global demand  The cost curve suggests seasonal urea floor prices in the range of $225 to $270 per ton, delivered to the U.S. Gulf rgy  Chinese (anthracite coal based) producers are the marginal producer and their costs determine the price floor for most of the year 19.0 20 Source: FERTECON, CRU, Integer, CF (1) (2) Operating rate adjusted to 95% for all regions. U.S. natural gas price assumed at $2.23/MMBtu, Western and Eastern Europe assumed at $5.80-$6.30/MMBtu, Chinese-Anthracite High assumed at $4.40/MMBtu (~$115/mt of mine mouth coal cost), and Ukraine assumed at $6.30/ MMBtu. Assumes $17-$22 per metric ton of shipping cost to the U.S. Gulf from China and the Middle East. Assumes a $6.55 USD/RMB exchange rate. (3) (4) 6 Appx. Ra nge Appx. Price Range Freight/Load Other Cash Ene (Coal) Energy (N.G.) 0 5 10 15

North American Producers Highly Profitable Remain Urea Price/Production Cost In U.S. Dollars Per Ton $300 $200  Current pricing on the forward curve suggests CF’s cost for natural gas in North America (including hedges) will remain below $3.00/MMBtu for 2016 and beyond $100 $0 North America-Natural Gas @ $2.00 (1) North America-Natural Gas @ $3.00 (2) Chinese Anthracite Producer (High) Source: FERTECON, CRU, Integer, CF (1) (2) (3) North American natural gas cost assumed at an average price of $2.00 per MMBtu based on spot pricing as of 2/12/16. Assumes a market gas price of $3.00 per MMBtu based on annual averages of NYMEX future contracts between 2016 and 2021, as of 2/12/16. Cash margin per ton used to illustrate differential between production costs and certain price levels. Does not reflect fixed costs/non-cash operating expenses associated with production economics, EBITDA, and profitability. 7 = ~50% cash margin for North American producer with $2.00 natural gas at $200 per short ton market price = ~60% cash margin for North American producer at marginal producer cost level of $270 per short ton Freight/ Loading $173(3) $103(3) Frei $150(3) ght/Loadi$ng80(3) Other Cash Other Cash Energy Illustrative Marginal Ton

CHS Strategic Venture $2.8 billion equity investment for ~9% of CF’s production capacity ♦ ♦ CHS has the right to purchase up to(1): - - 1,095,000 tons of urea 580,000 tons of UAN ♦ Supply agreement tons have an average gross margin that reflects the average gross margin across the entire CF system PORT NEAL, IA Urea: 505,000 st/yr UAN: 100,000 st/yr Pre-OCI Capacity (‘000 tons) WOODWARD, OK (3) UAN: 250,000 st/yr YAZOO CITY, MS UAN: 10,000 st/yr DONALDSONVILLE, LA Urea: 590,000 st/yr UAN: 220,000 st/yr (1) (2) (3) Volumes reflect agreement, however some amount of product swapping will occur on agreement of the parties Subject to transaction close; expected close in 2016. Consummation of the CHS transaction is not contingent upon the consumma tion of the proposed transaction with OCI N.V. announced on August 6, 2015. CF expects to contribute the Woodward, OK facility to CF Nitrogen prior to transaction closing 8 CF Total Capacity CHS Agreement Net NH3 3,675 - Urea 5,250 1,095 UAN 7,355 580 Other 2,625 - Total 18,905 1,675 Percentage 100% 8.90% Legend CF Nitrogen production Other CF North American production (not part of CF Nitrogen) Wever, IA Plant (via OCI) potentially added to CF Nitrogen in the future (2) Nitrogen Demand (Thousand Nutrient Tons) 01,400

Unparalleled Growth Pipeline ♦ ~60% increase in CF's production capacity over the next 9 months (measured in millions of product tons) 24.2 1.4 Melamine: 1% CF Industries Current Capacity Donaldsonville Included OCI Businesses Current Capacity Wever Port Neal Pro-Forma Including Expansion Projects Note: Capacity for Beaumont is included on a proportional basis. Excludes Natgasoline capacity. Includes 100% of CF Fertilizers UK capacity and 50% of PLNL. Volume calculation includes Net Ammonia, UAN, Urea, CAN/AN, NPK, DEF, Melamine and Methanol. 9 Expected Completion Date Q1 2016 Q2/Q3 2016 Q3 2016 Q3 2016 1.7 3.6 2.3 15.2 Methanol: 3% CAN / NPK: 8% AN: 9% Net Ammonia: 19% Urea: 23% UAN: 37%

Capacity Expansion Update Donaldsonville ♦ - Urea plant began production in November 2015 and has produced over 230,000 tons of granular urea through January 2016 UAN plant is mechanically complete and in the process of being commissioned Ammonia plant: welding and piping (majority of remaining work/cost) expected to be completed within 8-weeks - - Port Neal ♦ - New ammonia and urea plants are expected to be mechanically complete in the second quarter of 2016 Ammonia-Donaldsonville Urea-Port Neal 10

Strong Strategic Logic Continues to Underpin OCI Combination  Attractive economics, cash-flow-per-share accretion Expect ~ $500 million in annual after-tax run-rate synergies Expect effective tax rate to drop from ~ 35% to low 20’s% Leverage extensive CF distribution network with Wever production volumes, creating logistical efficiencies and operational synergies Maximize cash-net-back of CF production footprint by enabling the company to efficiently serve the global market – –    Leverage organizational capabilities with volume growth and geographic expansion in core nitrogen business, extension into closely related methanol segment – Viewed as credit enhancing by ratings agencies  Enable CF to compete on equal footing with global competitors when assets/projects become available for sale 11

The Premier Global Footprint ♦ Largest North American producer with unmatched distribution network ♦ Expect to have a scale Western Europe position with Billingham, Ince and Geleen ♦ Combining Beaumont with Natgasoline (once completed, and if call option exercised ) would make CF the largest North American methanol producer ♦ Post-OCI, will have an integrated international distribution platform to optimize global flows Medicine Hat, AB Courtright, ON Billingham, UK Geleen, Netherlands (Geleen) Port Neal, IA Wever, IA (Wever) Woodward, OK Yazoo City, MS Ince, UK Verdigris, OK Point Lisas, Trinidad Dubai, UAE (Global Trading / Distribution) Beaumont, TX (Natgasoline LLC) Existing CF Facility Beaumont, TX (OCI Partners) Donaldsonville, LA OCI Facility 12

CF is Growing Product Tons AND Cash Flow Per Ton Net cash generation Cash Flow Generation per ton conversion efficiency 6.7 Production (Nitrogen Nutrient Equivalent Short Tons, millions) 1 9.9 1. 2. 3. Actual 2014 production adjusted for planned run-rate effects of initiatives. Excludes production relating to non-controlling interests Includes 100% of GrowHow, and effects of CHS transaction Additional effects of OCI transaction, Donaldsonville, Port Neal and Wever expansion projects. 13 CF after OCI Closing and Increased cashCapacity Expansions 3 through operational & structural synergies CF before OCI Closing and Capacity Expansions 2 Increased volume from OCI and expansion projects, net of CHS agreement ILLUSTRATIVE

Imports Will Continue to Provide Nitrogen Supply 2017 North America Nitrogen Landscape (‘000 short nutrient tons) Over 20% of North America’s Agrium CF Industries Koch PCS Others Imports Note: Assumes demand growth between 2015 and 2017 is offset by exports of domestic production Source: CF Industries, IFDC, USDOC and TFI 14 Other

Portfolio of World Class Businesses Being Acquired   Straightforward integration with nitrogen businesses plugging into existing system Management team has proven experience in successful integration (Terra) methanol remaining 55% of equity interest global product portfolio 15 Geleen (Netherlands) Wever (US, Iowa) Beaumont (US, Texas) Global Distribution Natgasoline (US, Texas) % Acquired Ownership 100% 100% ~80% 100% 45% Production Capacity 1.2mstpa of gross ammonia 851kstpa of gross ammonia 375kstpa of gross ammonia 1.0mstpa of methanol ~2.9mstpa volume distributed 1.9mstpa of Products Ammonia, UAN, CAN, Melamine Ammonia, Urea, UAN Ammonia, Methanol AS, Urea, Ammonia, UAN Methanol Production Timeline Currently at full production Q1 2016 Currently at full production Operating Q2 2017 Strategic Rationale ♦ Access new region with a high quality, large scale operating asset ♦ Addition of a distribution network in Europe ♦ Synergies with recently acquired GrowHow ♦ CAN is a high-value/premium product ♦ Leverages CF’s existing distribution network to reduce product-miles shipped and logistics costs ♦ Reduces SG&A costs per ton and lowers capital costs due to pooling of critical spare parts ♦ Expansion into methanol business with similar economic fundamentals and manufacturing process ♦ Beaumont formerly owned and operated by Terra ♦ Completed significant debottleneck in early 2015 ♦ Contract-based distribution business ♦ In-house freight capability ♦ Facilitates flows for CF's combined ♦ Participate in world scale greenfield project ♦ Call option for Natgasoline

OCI Process Update Oct 2015 Nov 2015 Aug 2015 Month 1 Month 2 Month 3 Month 4 Dec 2015 S-4 Effective Date Transaction 10/30/2015 AnnouncedEuropean Commission Notified 11/6/201 S-4 Filed(1) CF / OCI Shareholder Meetings Transaction Close 11/2/2015 HSR Waiting Period Expiration 12/23/2015 Amended Registration Statement Filed(2) 1)Available on the SEC's website at www.sec.gov under the company name “Darwin Holdings Ltd” 2)Combined company to be tax resident in the Netherlands 16 Transaction remains subject to approval by the shareholders of CF and OCI, as well as certain other customary regulatory approvals and closing conditions. Targetting Mid-2016 Close Shareholder Notice Period Dutch 60 Day Creditor Notice Period Expected Future Milestones Milestones to date

Since 2012, At Least 24 New North American Ammonia Plants Have Been (Capacity in thousand tons per annum) Announced Source: CF Industries and Industry Publications 17 Announce Date Company Location Gross Ammonia Capacity Nutrient Capacity Product Focus Expansion Type Status Feb-12 Yara Belle Plaine, SK 800 656 Fertilizer Brownfield Canceled/Delayed May-12 Dyno Nobel Waggaman, LA 880 722 Industrial Ammonia Brownfield Proceeding Jun-12 Agrium TBD 800 656 Fertilizer Greenfield Canceled/Delayed Jul-12 KIT/IFFCO Becancour, QB 800 656 Fertilizer Brownfield Canceled/Delayed Sep-12 CHS Spiritwood, ND 840 689 Fertilizer Greenfield Canceled/Delayed Sep-12 OCI Wever, IA 850 697 Fertilizer Greenfield Proceeding Sep-12 Magnida American Falls, ID 800 656 Fertilizer Greenfield No Construction Sep-12 Ohio Valley Resources Rockport, IN 800 656 Fertilizer Greenfield No Construction Oct-12 FNA Fertilizer Belle Plaine, SK 800 656 Fertilizer Greenfield No Construction Nov-12 Agrifos/Borealis Texas Gulf 800 656 Industrial Ammonia Brownfield No Construction Nov-12 CF Industries Donaldsonville, LA 1,274 1,045 Fertilizer Brownfield Proceeding Nov-12 CF Industries Port Neal IA 849 696 Fertilizer Brownfield Proceeding Dec-12 Midwest Fertilizer Mount Vernon, IN 800 656 Fertilizer Greenfield No Construction Mar-13 Cronus Chemicals Tuscola, IL 800 656 Fertilizer Greenfield No Construction Mar-13 J.R. Simplot Rock Spring, WY 210 172 Industrial Ammonia Greenfield Proceeding May-13 N. Plains Nitrogen Grand Forks, ND 800 656 Fertilizer Greenfield No Construction Jul-13 Eurochem Louisiana 800 656 Fertilizer Greenfield No Construction Aug-13 LSB El Dorado, AR 375 308 Industrial Ammonia Brownfield Proceeding Sep-13 Invista (Koch) Victoria, TX 400 328 Industrial Ammonia Brownfield Canceled/Delayed Oct-13 Agrium Kenai, AK 700 574 Fertilizer Plant Restart No Construction Oct-13 Yara/BASF Freeport, TX 750 615 Industrial Ammonia Brownfield Proceeding May-14 Agrigen St. Charles, LA 800 656 Fertilizer Greenfield No Construction Jul-15 Investimus Foris Pollock, LA 500 410 Industrial Ammonia Brownfield No Construction Oct-15 Pallas Pasadena, TX 180 148 Industrial Ammonia Greenfield No Construction Total ~17.4MM tons ~14.3MM tons

However, To Date, Only 3 New Nitrogen Fertilizer Plants Have Proceeded ‘000 Nutrient Tons/Year to Construction Simplot, WY 1 Includes proposed new plants designed to produce at least 75K ammonia tons per year Source: CF, Industry Publications, STATSCAN, USDOC 18 24 Projects Announced (14.3M N Tons)15 Projects Imports 2015 12 Projects11.7M N Tons 7.4M Nutrient tons of imports is the equivalent of 9 world-scale nitrogen plants 4 Projects 3 Projects LSB, AR 2 Others

Donaldsonville is uniquely to serve global market positioned largest nitrogen facility in pipelines Source: CF, Industry Publications 19 Donaldsonville will be the the world… ♦ Situated outside New Orleans ♦ Connected to 5 gas supply World’s Largest N Facilities (Million Gross Ammonia Tons) 0.01.02.03.04.0 CF Donaldsonville QAFCO JSC Togliattiazot PCS Trinidad SAFCO Expansion Capacity …and outstanding logistical access ♦ 5 docks on the Mississippi River ♦ Product shipped via all modes: - Deepwater vessel - Barge - Unit Train - Pipeline - Truck …with resilient production and flexible output… ♦ Has 6 ammonia plants and 8 upgrade units, allowing it to keep operating at full upgrade capacity even with an ammonia plant down ♦ Ongoing 600,000-800,000 stpa ammonia contract with Mosaic 2017 D’ville Potential Output (Million Product Tons) 9.0 8.0 7.0 6.0 5.0 4.0 3.0 2.0 1.0 0.0 Full UANFull Urea DEF/Other NH3: 1.3 DEF/Other NH3: 1.7 Urea: 2.2 Urea: 3.2 UAN: 4.2 UAN: 1.8

Donaldsonville Export Capacity Roughly 80% of Total New ‘000 Nutrient Tons/Year North American Construction Simplot, WY Conceptual Scenario: International demand 100% of D’ville output 1 Includes proposed new plants designed to produce at least 75K ammonia tons per year Source: CF, Industry Publications, STATSCAN, USDOC 20 24 Projects Announced (14.3M N Tons)15 Projects 7.4M Nutrient tons of imports is theImports 2015 12 Projectsequivalent of 9 world-11.7M N Tons scale nitrogen plants 4 Projects 3 Projects 10.6M N Tons LSB, AR 2 Others

® For more information, please visit www.cfindustries.com

Financial Highlights 2015 Q4 2014 Q4 2015 YTD 2014 YTD and EPS 180.1 280.6 915.7 1,029.4 to common stockholders (2) (1) (2) (3) (4) See slide 14 for reconciliation of EBITDA and Adjusted EBITDA. See slide 15 for reconciliation of adjusted net earnings and adjusted net earnings per diluted share Includes the cost of natural gas purchased during the period for use in production. Includes realized (gains) and losses on natural gas derivatives settled during the period. Excludes unrealized mark-to-market (gains) and losses on natural gas derivatives. 22 In millions, except percentages, per MMBtu Net sales$1,115.8$1,216.5$4,308.3$4,743.2 Gross margin$280.4$444.3$1,547.1$1,778.5 - As percent of sales25.1%36.5%35.9%37.5% EBITDA(1)$254.4$501.3$1,666.3$2,712.3 Adjusted EBITDA(1)450.7568.21,982.72,123.9 Net earnings attributable to common stockholders26.5238.3699.91,390.3 Adjusted net earnings attributable Net earnings per diluted share0.110.962.965.42 Adjusted net earnings per diluted share(2)0.761.123.884.02 Diluted average shares outstanding233.8247.3236.1256.7 Cost of natural gas: Purchased natural gas cost (per MMBtu)(3)$2.66$3.99$2.81$4.49 Realized derivatives loss (gain)(per MMBtu)(4)$0.41$0.08$0.26$(0.24) Cost of natural gas (per MMBtu)$3.07$4.07$3.07$4.25

Leading North American Footprint, Extended By OCI Transaction ♦ Largest industrial investment play in North American natural gas conversion - Including the OCI operataing assets, CF would convert ~1.2 BCF of natural gas daily and account for 1.3% of North American domestic gas consumption Rycroft Vanscoy Brandon Medicine Hat Ritzville Grand Forks Velva Glenwood Pine Bend Muskegon Spencer Port Neal ♦ CF has the largest nitrogen distribution network Albany Courtright Blair Freemont Garner Wever Seneca East Liverpool Huntington Peru Hastings Frankfort Terre Haute Kingston - Rail: over 5 million product tons with a 6,000 rail car fleet Water: over 4 million product tons with a fleet of 32 liquid barges Pipeline: ~1 million tons via the NuStar and Magellan ammonia pipelines Aurora Palmyra Bigelow Cowden Cincinnati Evansville Chesapeake St. Louis Mount Vernon Verdigris - Woodward Wilmington - Yazoo City Beaumont New Orleans Braithwaite Natgasoline Donaldsonville ♦ CF’s system of storage terminals has static capacity of over 1M tons for both ammonia and UAN 2015 Nitrogen Demand (‘000 Nitrogen Tons) Location Key CF Plants OCI Plants 0 - 249 250 - 499 500 - 999 1,000 - 1,499 1,500+ Ammonia terminal (owned & leased) UAN terminal (leased / transload) Ammonia / UAN terminal (owned & leased) Magellan Pipeline NuStar Pipeline 23